ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

March 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Reynolds

Re:	Warrior Met Coal, LLC

Registration Statement on Form S-1

Filed March 7, 2017

File No. 333-216499

Dear Mr. Reynolds:

On behalf of Warrior Met Coal, LLC (the “Company”), reference is made to the letter dated March 22, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement on Form S-1, File No. 333-216499 (the “Registration Statement”). Separately today, the Company has filed with the Commission Amendment No. 1 to the Registration Statement on Form S-1 (the “First Amendment”) through EDGAR in response to the Staff’s comments. The First Amendment has been marked to indicate changes from the Registration Statement.

In addition to responding to the Staff’s comments, we note for the Staff’s attention that the First Amendment contains certain additional or modified data prepared by Wood Mackenzie. We have therefore provided the additional source material for these statements prepared by Wood Mackenzie with a supplemental letter, dated the date hereof, which is being provided to the Staff, under separate cover, pursuant to Rule 418(b) under the Securities Act.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the First Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the First Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission

March 27, 2017

General

1.	We note that the Apollo Funds and the KKR Funds will beneficially own 30.5% and 12.3% of your equity interests prior to the offering. Additionally on page 132 you disclose that affiliates of Apollo and KKR will be acting as underwriters. Please tell us whether Apollo Global Securities and KKR, will be making a market in the securities. If so, amend the registration statement to register the market-making activities of Apollo and KKR, including the footnote to the fee table and alternate pages for the market- making prospectus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Apollo Global Securities and KKR Capital Markets LLC do not intend to act as market-makers for the Company’s securities. Accordingly, it will not be necessary to register market-making transactions and the Company is not including alternate pages for a market-making prospectus in the First Amendment.

Our Competitive Strengths

Strong leverage to met coal prices. . ., page 4

2.	You disclose that your variable operating cost profile allows your cash cost of sales to move with changes in the price you realize for your coal. Please expand your disclosure to quantify the significant estimates and assumptions used to determine the illustrative cash cost of sales included in the illustrative run rate cash cost of sales table.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 97-98 of the First Amendment to quantify the significant estimates and assumptions used to determine the illustrative cash cost of sales included in the accompanying illustrative run rate cash cost of sales table. The Company has used approximate percentages to quantify those cash costs relating to mine production costs and those cash costs relating to logistics costs from mine to port as well as royalties. In addition, the Company has provided additional disclosure to clarify how these categories of cash costs change as a result of changes in the HCC benchmark price.

3.	You disclose on page 75 that your target cash cost of sales per metric ton range from $109 to $118 in the first quarter of 2017 and of $98 to $106 per metric ton for the full year 2017. Please reconcile this statement to the illustrative run rate cash cost of sales included on page 4. In this regard, the high-end of your illustrative cash cost of sales on page 4 is $104, which is lower than your targeted cash cost of sales in the first quarter of 2017.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 78-79 of the First Amendment to explain that as it is ramping up production in 2017, its targeted cost of sales for the first quarter of 2017 will be higher than the Company’s expected run rate cash cost of sales in periods after 2017 as a result of (i) the Company hiring additional employees ahead of planned production increases through the balance of 2017 and (ii) the variable elements of the Company’s cost structure that increase with an increase in the HCC benchmark price. In addition, the Company notes that the first quarter 2017 HCC benchmark price of $285 per metric ton is also higher than the sensitivity range presented in the illustrative run rate cash cost of sales table on page 4 of the First Amendment.

Securities and Exchange Commission

March 27, 2017

Met Coal Industry Overview, page 6

4.	We note your response to comment 5 and revised disclosure that indicates the spot market price dropped below $200 per metric ton. Please clarify the current spot market price. For example, we note your risk factor on page 18 discloses that the March 1, 2017 spot market price was $161.60.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7-8 and 87 of the First Amendment to reflect the spot market price of $153.30 per metric ton as of March 21, 2017.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pro Forma Year Ended December 31, 2016 Compared . . ., page 69

5.	We note your response to comment 10 and reissue the comment. Please revise to quantify the approximate proportion attributed to each reason for the significant decrease in your average cost of sales.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the First Amendment to quantify the approximate proportion attributed to each reason for the significant decrease in its average cash cost of sales.

Selected 2017 Targeted Operating Metrics, page 75

6.	We note you have included targeted cash costs of sales per metric ton for the first quarter of 2017 and for the full year 2017. Please tell us why you have not provided a quantitative reconciliation for your forward-looking non-GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 of the Registration Statement to reference cost of sales, which is a forward-looking GAAP measure, instead of cash cost of sales, which is a forward-looking non-GAAP measure. As a result of the revised disclosure reflected in the First Amendment, the Company respectfully advises the Staff that it no longer needs to provide the quantitative reconciliation for non-GAAP measures referred to in the Staff’s comment.

7.	We note the statement that “these selected operating metrics represent our targets and are not projections or forecasts.” Please clarify what you mean by target and how you considered the guidance of Item 10(b) of Regulation S-K.

By the use of the term target, the Company means its goals and objectives for 2017. The Company respectfully submits that the Company’s 2017 targeted sales and costs of sales (free-on-board port) per metric ton (together, the “2017 Targeted Operating Metrics”) provide investors with an

Securities and Exchange Commission

March 27, 2017

indication of management’s internal targets for certain operating metrics, and are not intended to represent the Company’s financial projections. For instance, the 2017 Targeted Operating Metrics do not include assumptions for changes in operating, transportation or other costs or for other risks set forth in the Registration Statement for which management is not able to include a reasonable assumption. Further, the 2017 Targeted Operating Metrics do not account for factors such as unpredictable changes in commodity prices or potential changes in customer relationships during 2017.

The Company considered the scope of Item 10(b) of Regulation S-K and concluded that the 2017 Targeted Operating Metrics are not projections of future financial performance. As discussed above, the Company does not make forward-looking assumptions for changes in operating, transportation and other costs, unpredictable changes in commodity prices or potential changes in customer relationships, all of which would be required to derive a financial projection..

Estimated Recoverable Coal Reserves, page 99

8.	We note your response to comment 16. The pro forma cost statements provided for operating mines No. 4 and No. 7 estimate costs at the mine site, but do not include an estimate of transportation costs, e.g. to FOB, Mobile to correspond to your HCC reserve pricing. Please provide an estimate of these transportation costs supplementally and include them in your pro forma statements for your No. 4 and No. 7 mines along with a life of mine production schedule.

The Company has provided the requested supplemental information on a CD with a supplemental response letter, dated the date hereof (the “Supplemental Response Letter”), which is being provided to the Staff’s engineer under separate cover, pursuant to Rule 418(b) and the Securities Act.

9.	We note your response to comment 16. The Norwest study did not include life of mine production schedule or a cash flow analysis. Please provide estimates of your capital costs, operating costs, life of mine production schedule, along with a discounted cash flow analysis of your Blue/Yellow Creek project demonstrating your project economics, or remove these reserves from your filing.

The Company has provided the requested supplemental information on a CD with the Supplemental Response Letter, which is being provided to the Staff’s engineer under separate cover, pursuant to Rule 418(b) and the Securities Act.

10.	We note your response to comment 16 where you provided partial information regarding the reserve estimates for your Carter/Swann’s Crossing, Panther No. 3, Beltona East, Carter P-3986, Howton, Kimberly, Morris, Searles, and Sloan Mountain properties. Please provide the associated acreage, thickness and other tabulations associated with your reserve tonnages, listing your reserve tonnages and all pertinent calculation factors. We also note your statement that final feasibility cost estimates are not necessary for producing properties. As all reserves need to demonstrate economic viability before they may be disclosed, please provide cost estimates for your producing properties.

Securities and Exchange Commission

March 27, 2017

The Company has provided the requested supplemental information on a CD with the Supplemental Response Letter, which is being provided to the Staff’s engineer under separate cover, pursuant to Rule 418(b) and the Securities Act. In addition, the Company has revised the disclosure on pages 105-107 of the First Amendment to remove references to the Panther 3 Mine.

11.	We note your response to comment 16. Please tell us if you performed a discounted cash flow analysis of your life of mine plans supporting the economics of your mineral reserves. If so, please forward to our engineer as supplemental information and not as part of your filing the discounted cash flow analysis for each of your mineral properties with mineral reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

The Company has provided the requested supplemental information on a CD with the Supplemental Response Letter, which is being provided to the Staff’s engineer under separate cover, pursuant to Rule 418(b) and the Securities Act.

12.	We note your response to comment 17. Registrants generally use a historical three-year average when assessing mineral reserves under Industry Guide 7. Please tell us if your mineral reserves are economic using the historical three-year average Hard Coking Coal (HCC) price and include a statement to this effect in your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the First Amendment to clarify that the mineral reserves were also assessed using the historical three-year average met coal sales price to determine they were economical.

13.	We note your response to comment 17. We generally note that final feasibility studies have an accuracy of plus or minus 15 percent prior to the declaration of mineral reserves. Please confirm the accuracy level of your reserve studies and include a statement to this effect in your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the First Amendment to describe the accuracy level of the reserve studies. The revised disclosure includes an explanation of why it is appropriate for the Company to rely on a standard pre-feasibility study with respect to the Blue Creek Energy Mine because of the similarity of this mine in terms of mining conditions, measured geology and the ability to utilize equipment and infrastructure from the Company’s current operations at its Mines No. 4 and No. 7.

Securities and Exchange Commission

March 27, 2017

Index to Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-4

14.	Please tell us your basis for presenting two years of pro forma income statement information or revise to only present this pro forma information for the latest fiscal year. Refer to Rule 11-02(c)(2) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company followed the guidance set forth in section 9220.8 of the Division of Corporation Finance’s Financial Reporting Manual (the “Manual”). As explained in the “Note” to section 9220.8 of the Manual, the limitation in S-X 11-02(c)(2) about presenting a pro forma income statement for the most recent year and interim period does not mean that the Company cannot provide a previously filed annual pro forma income statement for purposes of providing a supplemental comparison of pro forma results. Both the pro forma statements of operations for the year ended December 31, 2016 and for the year ended December 31, 2015 comply with the requirements of Article 11 of Regulation S-X as required by this guidance. The Company believes that investors would benefit from the inclusion of a supplemental discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations based on pro forma financial information that gives effect to the Asset Acquisition that took place on March 31, 2016. The Company believes that in order to allow for a meaningful comparison of the results for 2016 to 2015, it is necessary to provide financial information on a comparative basis.

The Company has included the pro forma statement of operations for 2015 in the financial pages because it believes it will facilitate an investor’s understanding if the pro forma financial information is all located in one section. Additionally, as noted above the Company believes investors will benefit from having a full pro forma statement of operations for 2015 to facilitate the supplemental information in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 3. Acquisition of the Predecessor, page F-26

15.	We note your response to comment 23. You disclose that mineral interest and property, plant and equipment were recorded at fair values based on management’s estimates and assumptions including variations of the income approach, the cost approach and the market approach. Please revise your disclosure to more precisely describe the valuation technique used and, if a combination of techniques was used, how they were weighted. In addition, disclose the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used.

In response to the Staff’s comment, the Company has revised its disclosure on page F-26 of the First Amendment to more precisely describe the valuation techniques used and the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used for mineral interest and property, plant and equipment.

Securities and Exchange Commission

March 27, 2017

Note 8. Income Taxes, page F-29

16.	Please expand your disclosure to provide the unrecognized tax benefit related disclosures in accordance with ASC 740-10-50-15 and 15A.

In response to the Staff’s comment, the Company has revised its disclosure on page F-32 of the First Amendment to disclose that the Company does not have any unrecognized tax benefits or accruals for unrecognized tax benefits.

* * * * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shar Ahmed at (713) 220-8126, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Rosa A. Testani

Rosa A. Testani

cc:	Securities and Exchange Commission
Jonathan Burr
Pamela Howell
Myra Moosariparambil
Joel Parker
George Schuler

Warrior Met Coal, LLC
Dale W. Boyles

Fried, Frank, Harris, Shriver & Jacobson LLP
Daniel Bursky
Andrew Barkan